Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before taxes (1)	$333,046	$348,507	$231,070	$285,472	$23,795
Equity income (greater than) less than distributions	(10,795)	(3,931)	(2,775)	(3,778)	3,316
Less: Capitalized interest (2)	(9,364)	(6,501)	(8,796)	(7,187)	(2,227)
Total earnings	$312,887	$338,075	$219,499	$274,507	$24,884

Fixed Charges:
Interest and debt expense	$171,235	$130,920	$114,980	$119,561	$89,169
Capitalized interest	9,903	7,007	9,238	7,583	2,499
Portion of rentals representing an interest factor	8,883	8,217	8,894	7,400	4,438
Total fixed charges	$190,021	$146,144	$133,112	$134,544	$96,106

Earnings available for fixed charges	$502,908	$484,219	$352,611	$409,051	$120,990

Ratio of earnings to fixed charges	2.65	3.31	2.65	3.04	1.26

(1)         Excludes income attributable to noncontrolling interests.

(2)         Excludes amortization of capitalized interest totaling $0.5 million in 2014, $0.5 million in 2013, $0.4 million in 2012, $0.4 million in 2011 and $0.3 million in 2010.